October 15, 2019 TSX.V - GIGA

Giga Metals provides Turnagain project update

(Vancouver, B.C., Canada) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V: GIGA, OTCQB: HNCKF) today provided a corporate update on metallurgical and engineering work focused on Giga's 100% owned Turnagain nickel-cobalt sulphide project located in northern British Columbia, Canada.

"We have recently compiled our extensive historical metallurgical work and are currently conducting a robust variability metallurgical test program using samples from different parts of the deposit collected during the 2018 drill campaign," said Mr. Jarvis. "This information will be incorporated into trade-off studies we are conducting in order to update the December 2011 Preliminary Economic Assessment (PEA), which we expect to deliver in the first quarter of 2020."

Metallurgy

To date, locked-cycle flotation testing has been conducted at two laboratories on eight composites, including several locked-cycle tests at Blue Coast Research in 2018.  Seven of the composites yielded high grade nickel concentrates averaging 23% nickel at 52% recovery. The achievement of successful locked-cycle testing on a variety of samples from different parts of the Horsetrail deposit represents a major milestone for the project as these tests provide an important indication of the technical feasibility of the process.

The major focus of the locked-cycle flotation testing has been on composite samples from three horizontal holes drilled through the heart of the key Horsetrail zone, representing the expected production for the first several years of operation. Those tests employing the current standard process generally delivered repeatable results with recoveries in the range of 50-60% and concentrate grades in the range of 18-22% nickel, for samples ground to the target size of 80 µm.

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Additional tests were previously run on four composite samples sourced from elsewhere in the resource. These focused on the production of high-grade nickel concentrates.  These yielded excellent concentrate grades, averaging 26% nickel at close to 50% nickel recovery. The nickel grade-recovery results of the locked-cycle tests for the seven composites are shown in the above figure.

The concentrates showed a good purity, with Fe:MgO ratios from the seven composites averaging 6.3 with a range of 4.3 to 10.

The detailed review has revealed opportunities for better understanding of the deposit response through testing a wider variety of metallurgical samples and more focused attention to modification of flotation reagents and operating conditions.

Metallurgical testing continues at Blue Coast Research on samples collected during the 2018 drilling campaign, including flotation testing of 21 metallurgical variability samples.  The initial round of amenability tests is complete and continues to confirm trends seen in earlier work, and the test work is now entering an optimization phase.  This will be followed by additional locked-cycle testing on key lithotype composites representative of the deposit resources, and production of a bulk composite concentrate which will be available as samples to potential strategic partners.

Lyle Trytten, M.Sc., P.Eng. and Chris Martin, Qualified Persons as defined by NI 43-101, have reviewed and approved the contents of this news release.

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Disclaimer for Forward-Looking Information

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding the Turnagain Project. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its mineral projects, the estimation of mineral resources, steps to be taken towards commercialization of the resource, the timing and amount of estimated future production and capital, operating and exploration expenditures. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect, including that Giga has created confidence levels sufficient in Turnagain to support a Pre-feasibility study and ultimately a Feasibility study, and statements relating to future exploration and development of the Project and mineral resource and mineral reserve estimations relating to the Project. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the mineral resource estimates relating to the Project could prove to be inaccurate for any reason whatsoever, (2) Giga is unable to finance the Project, (3) prices for nickel and cobalt or project costs make any commercialization uneconomic, (4) indicated resources may not materialize, (5) permits, environmental opposition, government regulation or any of many other factors may prevent the Company from commercializing the Turnagain, and (6) even if the Project goes into production, there is no assurance that operations will be profitable. These forward-looking statements are made as of the date of this news release and, except as required by applicable securities laws, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties are set out in the "Risks and Uncertainties" section in the Company's most recent MD&A filed with Canadian security regulators.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
GIGA METALS CORPORATION

Tel:  604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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